IMC Announces Filing of Final Short Form Base Shelf Prospectus

Toronto, Canada; Glil Yam, Israel - March 31, 2021 - IM Cannabis Corp. (the "Company" or "IMC") (CSE: IMCC, NASDAQ: IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel, Germany and Canada, is pleased to announce that it has filed a final short form base shelf prospectus (the "Shelf Prospectus") with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC") under the Multijurisdictional Disclosure System established between Canada and the United States.

The Shelf Prospectus and Registration Statement, when declared effective, will allow the Company to offer up to an aggregate of US$250,000,000 (or its equivalent in other currencies) of common shares, warrants, subscription receipts, debt securities, units (collectively, the "Securities"), or any combination of such Securities from time to time, during the 25-month period that the Shelf Prospectus remains effective. The specific terms of any offering under the Shelf Prospectus and the intended use of the net proceeds will be established in a prospectus supplement (a "Prospectus Supplement"), which will be filed with the applicable Canadian securities regulatory authorities and the SEC in connection with any such offering.

The Company may also use the Shelf Prospectus in connection with an "at-the-market distribution" (as defined in National Instrument 44-102 - Shelf Distributions) in accordance with applicable securities regulations, which would permit eligible Securities to be sold on behalf of the Company through the Canadian Securities Exchange ("CSE") or the NASDAQ Capital Market ("NASDAQ") as further described in the applicable prospectus supplement. Unless otherwise specified in a prospectus supplement, the Company may use the net proceeds from the sale of Securities for general corporate and working capital purposes, capital expenditures and future acquisitions, among other potential uses.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

A copy of the Shelf Prospectus can be found on SEDAR at www.sedar.com and a copy of the Registration Statement can be found on EDGAR at www.sec.gov.

About IM Cannabis Corp.

IMC is an MCO in the cannabis sector headquartered in Israel and with operations in Israel,  Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU-GMP certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and to bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. d/b/a JWC ("JWC"). JWC is a licensed producer located in Kitchener, Ontario. JWC sells cannabis flower, pre-rolls, hash and kief under the JWC and Wagners brands. JWC operates with the highest standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the effects of the Registration Statement when declared effective; the offer of Securities during the effective period of the Shelf Prospectus, including the filing of a Prospectus Supplement and the use of the Shelf Prospectus in connection with an "at-the-market distribution"; the Company's planned use of net proceeds from the sale of Securities under the Shelf Prospectus; and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical"), in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the failure of the Company to obtain the necessary regulatory approvals for the Registration Statement to be declared effective on a timely basis, if at all; the lack of financing opportunities or favourable market conditions to conduct offerings pursuant to the Shelf Prospectus and, when declared effective, the Registration Statement; the Company's inability to capture the benefits associated with its acquisition of Trichome; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of additional merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in Israel's medical cannabis market; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ's or CSE's continued listing requirements; and loss of key management and/or employees.

For more information:

IMC Contacts:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Elizabeth Barker

Investor Relations

KCSA Strategic Communications

+1 212 896 1203

ebarker@kcsa.com

Caitlin Kasunich

Media Relations

KCSA Strategic Communications

ckasunich@kcsa.com

+1 212.896.1241

Gal Wilder

Media Relations

+1 416-602-4092

gal.wilder@cohnwolfe.ca